Exhibit 99.4
27 October 2011 — Helge Lund, Statoil CEO
[Presented in Norwegian — translated into English]
Good morning.
In June this year we presented our updated strategy for Statoil as a technology-focused upstream company — with a clear growth ambition.
In the months following Capital Markets Day in New York, we have demonstrated our ability to deliver in line with the updated strategy.
•	We presented there our exploration strategy and firm belief in the Norwegian continental shelf.

•	Since then we have announced the biggest discovery on the Norwegian continental shelf since the 1980s, while last week we doubled our resource estimate for Aldous.

•	In June we also explained Statoil’s our perspective that unconventional energy would constitute an increasingly important part of the energy supply globally, and particularly in North America, and that we want to become an industrial player in this area.

•	Last week we announced the deal to buy Brigham Exploration with its attractive positions in the Bakken oil field, onshore USA, where we are also taking on the role of operator.
In other words, we have taken some important steps to secure industrial progress and increased production between now and 2020 as presented to our shareholders.
Today we are presenting our results for the third quarter.
•	Production is as expected, with good prices contributing to a solid financial result for Statoil.
I will revert to the results and the financials a bit later.
Our exploration success in 2011 is no coincidence, but rather the result of long-term, systematic effort.
•	Relatively speaking, we have invested more than most other oil companies in exploration

•	We attach a lot of importance to gaining early access to new areas

•	We give priority to areas with great resource potential

•	And we utilise our already established positions

•	This means both concentrating on the Norwegian continental shelf and developing a global portfolio.

•	All in all, we plan to carry out the drilling of between 20 and 25 “high impact” wells over the next three years. These are wells with the potential for Statoil of more than 100 million barrels.
Statoil has in the third quarter delivered strong exploration results even beyond Aldous:
•	13 of these are completed, 9 of them resulted in discoveries.

•	Exploration activity in the Gulf of Mexico is back at pre-Macondo level. There is activity in two partner-operated wells. We completed the Logan well, operated by us, after the close of the quarter — and it proved to be a discovery.

•	We are working now on an analysis of Logan and it’s still too early to say anything more specific regarding size and commerciality.
On 8 August we sent out a press release about the Aldous Major South discovery.
•	Since then we have increased our resource estimates and had confirmation of communication between Aldous and Avaldsnes. Together they comprise the biggest oil discovery in the world this year.

•	That is exciting to note, thinking about the Norwegian continental shelf

•	Last week we doubled our resource estimates for Aldous. We now reckon that the recoverable resources in this part of the discovery are between 900 and 1,500 million barrels.

•	After Lundin updated its resource estimates for Avaldsnes, we have also received confirmation of an upside with respect to our previous estimates.
It is no secret any longer that we believe Aldous/Avaldsnes is large and important.
•	The picture behind me shows a core sample from Aldous. The oil is high quality and from a very good reservoir.

•	In addition, the discovery is localised in an area with a developed infrastructure, in shallow waters just 140 km from Stavanger. This gives it considerable value -added potential.

•	Here I would like to give credit to our exploration teams, who have succeeded — with their advanced expertise and great efforts — in making this enormous find.
I will also take this opportunity to give credit to Lundin, operator on Avaldsnes.
•	They have demonstrated great skill, creativity and patience.

•	And we are looking forward to fruitful cooperation in the future, both with Lundin and our licence partners
We are now involved in mapping the considerable resources in the area and have started work on finding the best way of developing Aldous/Avaldsnes.
•	As the biggest resource owner in the area, we are determined to find a solution that secures a high rate of recovery and added value for society at large and for the companies involved.

•	We’re engaged in a good dialogue regarding these issues and expect to arrive at a good overall solution. This is also the tradition in Norway.
Previously, many questions were asked about the potential of the Norwegian continental shelf and about our concentration here. Fewer and fewer are doing so now.
•	Aldous/Avaldsnes and Skrugard in the Barents Sea have proved that the Norwegian continental shelf not only has a proud past, but also an exciting future.

•	This is important, not only for Statoil, but for the entire industry and for Norway.
We are delighted at the important, major discoveries, such as those now in the North Sea and earlier this year in the Barents Sea.
•	This year’s discoveries alter the slope of the production curve for the Norwegian continental shelf; they do not affect the fundamental challenge after 2020.

•	There is still a need for new exploration acreage if production on the Norwegian continental shelf is to be maintained in the long term after 2020.

•	This year’s discoveries provide new impetus, but they do not signify that major new discoveries will be made on a regular basis in the future.

•	The previous major discovery on the Norwegian continental shelf before Skrugard and Aldous/Avdaldsnes was Ormen Lange in 1997.

•	In order to make such finds, it is important to open new acreage in a systematic way

The Norwegian continental shelf is an important building block in constructing Statoil’s long —term growth strategy, and will continue to be for decades to come.
At the same time, we are working systematically to build our international positions
We believe that unconventional resources will be increasingly important for energy supply
We want to play an industrial role in this area.
•	Today, we call them unconventional resources because they can only be developed profitably through new methods

•	During the past years, we have seen a rapid development within this part of the industry, particularly in North America.

•	Statoil will assume an industrial role in the further development of these deposits.
I just want to remind you of the perspectives. A few decades ago, it was offshore that was unconventional. One day shale gas and oil from dense rock formations will become conventional, it has become normal activity.
Because these are new developments, we have adopted a step by step approach:
•	In 2008 we entered into a strategic partnership with Chesapeake and bought into the Marcellus shale gas play. A fantastic area, with a huge resource potential, and low costs. In order to learn, we placed some of our own people in the operator’s organisation.

•	Last year we acquired into Eagle Ford in southern Texas, where we are working together with Talisman. Here we are also preparing to take on operatorship for half the area in a couple of years’ time.

•	And if we succeed with the acquisition of Brigham Exploration, we will get operatorship in an exciting third area, the Bakken oil field in the north of the USA, North Dakota
I believe that both through our financial strength and industrial competence can add a lot within this area, within geology and understanding the underground, HSE systems and practices, and project development, and carrying out good wells.
•	The environmental challenges in relation to this are not primarily related to CO2 emissions, even with some flaring in the area, the emissions are lower than what we have on the Norwegian shelf

•	The main challenges here are proper handling of water, and handling wells in a good way

•	I am confident that the industry and Statoil will contribute to doing this in an even better way going forward, as seen within offshore in a historic perspective
The offer to Brigham’s shareholders comes into effect by the end of October, from when they will have 20 working days to accept the offer.
We are expecting to complete the transaction in early 2012.
Now, for the figures more specifically for the quarter, first HSE
Safe and efficient production is our top priority.
•	Here you see the statistics

•	In 2002 we had 6 serious incidents per million hours worked (SIF). We have as the industry worked systematically to reduce the number of incidents and in 2010 we recorded a SIF of 1.4 here.

•	So far this year we’ve seen a further reduction down to 0.9

•	In the third quarter we registered a SIF of 1.1- compared with 1.3 in the same period last year.

•	These statistics inspire, but they also demonstrate that unwanted incidents still occur.

•	We are working systematically to continue this positive long-term trend and reduce the risk of incidents.

•	Understanding and managing risk is very important in this respect
Our production in the third quarter was 1,764 million barrels per day , 14% up on the same quarter last year, which was very weak due to maintenance
•	This is in line with our expectations and our market guiding remains unchanged.
We have seen significant developments in the portfolio
Production on Pazflor, off Angola, came on stream at the end of August.
•	Statoil has an approx. 23% stake in the field, which at plateau production will give us around 47 thousand barrels per day.

•	Ramp-ups in Canada and Brazil (Peregrino) continue the positive trend since start up.
We have carried out an extensively planned maintenance programme, and have experienced some operational challenges. Of course, production is still not up and running in Libya.
In addition, BP has confirmed that production start-up on Skarv is delayed and not expected until the end of the first quarter 2012.
•	This delay will affect our 2011 annual production by the equivalent of 15 000 barrels per day.
We are also pressing ahead with our strategy for optimising gas sales, in which we are prioritising value over volume. Right now, we are moving gas out of this period and into later periods, because the gas prices are higher in later periods. This is to optimise the value creation for Statoil.
We are still making good progress on our fast-track portfolio. We are reducing time to production and costs.
•	Our plans for Sterne and Vigdis northeast were approved during the third quarter, and we have delivered our PDO of Skuld on Haltenbanken.

•	This is a fun story, we found it in 2009, and it will produce in 2012. It is a big field of between 70-80 million barrels, to my recollection, so it is exciting, and an important contribution to revitalising the NCS and developing projects in a good, speedy and lest costly manner than previously.
Adjusted earnings before tax were NOK 43.1 billion, up from NOK 26.7 in the third quarter of last year.
•	This is according to our own expectations.

•	The result is attributable to our operations delivering according to expectations and to high prices in the period.

•	Cash flow is strong in the third quarter, as it has been throughout the year. So far this year increased production and higher prices have generated a cash flow of NOK 176.9 billion from underlying operations.

We are implementing a NOK 3.8 billion write-down for the quarter relating to our refinery operations, of which Mongstad will represent the largest part.
•	This is primarily due to weaker margins in terms of Norwegian kroner.

•	These are in turn attributable to a strengthening of the krone against the dollar, higher crude oil prices for our refineries — which is positive for Statoil, though negative for Mongstad — and also higher than anticipated CO2 prices.
In general it is demanding to maintain satisfactory margins in the refinery business. This is not just something we are experiencing, we are seeing it throughout the industry.
•	We are doing our bit to improve matters here. Since 2009 we have been running an extensive and effective programme designed to improve margins, and we will consider further measures as we move forward.

•	But it is also necessary for the authorities to reassess the governing terms and conditions, as these have been gradually exacerbated in recent years — especially where the depreciation rules for land-based installations are concerned.
Summarising, then, this has been a quarter in which we have made good industrial progress and taken important new strategic positions.
•	We are delivering on our production in accordance with our expectations and turning in some solid financial results.

•	The most important news is our industrial progress

•	We have made some important discoveries and we are positioning ourselves in unconventionals as a leading operator in the attractive onshore Bakken area in the US.
If we now, look beyond our own operations, we are met by a lot of volatility.
It seems that Norway stands in contrast with uncertainty abroad, due partly to the activity in our industry, in oil and gas.
•	This may give grounds to fear capacity limitations and cost increases. We saw this between 2004-2008 as well.

•	It is essential for the industry that we manage to avoid a vicious spiral that will affect quality, as seen before.

•	In this context, it is positive that the Ministry of Petroleum and Energy is taking the initiative to reduce rig costs on the Norwegian continental shelf.
We are facing continuing uncertainty in the international economy.

•	We are now witnessing the after-effects of the 2008 financial crisis and the ensuing downturn

•	The measures implemented transferred the burden of debt from the private to the public sector

•	Following the upswing in 2010, it is now evident that the OECD countries have been unsuccessful in their efforts to re-establish sustainable growth.
The OECD countries’ prospects are uncertain — and there prevails a mixture of political indecisiveness and weakened confidence on behalf of industrialists, consumers and investors.
Countries outside the OECD are more resilient, but growth there will also be curtailed somewhat in the near future.
Statoil is well equipped to tackle the macroeconomic turbulence.
•	We have prepared ourselves well in the good times, with plans to maintain robustness, and have a strong financial situation in total in the company.

•	Our shareholders should expect from us, in a cyclical industry, that we are able to run through the cycles and maintain the direction and strategy.

•	We did this also the last time we saw very “bumpy” roads, in 2008, with the financial crisis

•	I think I will end on that note and take questions
[Introduction/instructions for Q&A omitted]
Q: Anne Lindeberg, DN. How do you prepare for the turmoil?
A: The most important things are done when times are good. The most important thing is to run the operations as well as possible. Good safety, good and stable production. In our industry, with large capital investments, it is also about ensuring financial flexibility to handle different scenarios than your main scenario. You have also noted that during the past years, partly due to our strategy and partly due to risk management and ensuring financial flexibility, have divested assets for around 10 billion dollars.This is not just driven by macro uncertainty, but we are in a total picture well prepared. We have also indicated a level of investments of 16 billion dollars, and want to maintain this strategy, have to maintain a certain flexibility. This is not an industry where you can easily scale up and down — you have to plan in advance.

Q: Joachim Dagenborg, Reuters. On Libya, how do you perceive the situation for Statoil, and when will you be able to be back up with your production?
A: I do not want to give an exact time. It is still an uncertain situation. We follow developments closely. We are not operator of the two facilities, but we have an organisation of around 30 people who have managed well through what has happened, and our production is also not very high, it is around 4-5000 barrels per day. So I do not want to give a time. We want to start again as soon as possible, but safety is always the top priority, of course, in such a situation
Q: Marianne Stigset, Bloomberg. On Logan, do you have any indications that this could be an interesting discovery, and possibly Statoil’s first operatorship in the Gulf of Mexico?
A: What I said earlier is very well prepared by my exploration staff, it is too early to say. It is a discovery. I can not today say anything about the size or commerciality of it. It is nice that we have found oil in place, to put it that way, and there are other finds nearby. I can not say more at this stage.
[End]

Additional information
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The merger agreement and the tender offer statement will be filed with the SEC by Statoil and the solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.
None of the information included on any Internet website maintained by Statoil, Brigham or any of their affiliates, or any other Internet website linked to any such website, is incorporated by reference in or otherwise made a part of this press release.
Forward-Looking Statements
This communication contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements.
All statements other than statements of historical fact, including, among others, statements such as those regarding: the expected completion of the proposed acquisition; plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of USD/NOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.
These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the ability of Statoil to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the Offer and the subsequent merger; uncertainties as to how many of Brigham’s stockholders will tender their shares of common stock in the Offer; the possibility that various other conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition. Other factors include levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

The SEC permits oil and gas companies to disclose only proved, probable or possible reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Statoil’s use of the term “risked resource base” in this release includes reserves other than proved, probable or possible reserves, which the SEC’s guidelines strictly prohibit us from including in filings with the SEC. This term includes estimates which are not yet classified as proved, probable or possible reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. Risked resource base includes internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers and do not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System. Actual quantities that may be ultimately recovered from these properties will differ substantially. Factors affecting ultimate recovery include the scope of the ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors; and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of the risked resource base may change significantly as development provides additional data.